Exhibit 99.52

FILED BY SEDAR October 27, 2010 Ontario Securities Commission (Principal Regulator) British Columbia Securities Commission Alberta Securities Commission The Manitoba Securities Commission Autorité des marchés financiers Dear Sirs/Mesdames: RE: Lake Shore Gold Corp. (the “Corporation”) Final Short Form Prospectus dated October 27, 2010 (the “Prospectus”) This letter is being filed as the consent of Jacques Samson, P. Geo., to being named in the Prospectus and to the use of the report entitled “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada” dated October 1, 2009 (the “Report”) in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus or incorporated by reference therein. I hereby confirm that I have read the Prospectus, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus or incorporated by reference therein, and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that is within my knowledge as a result of the services performed by me in connection with the Report. Sincerely, /s/ Jacques Samson Jacques Samson, P. Geo.